October 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Russell Mancuso, Esq.

Re:	NxStage Medical, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-126711
Ladies and Gentlemen:
On behalf of NxStage Medical, Inc. (“NxStage” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 4 is being filed in response to comments contained in a letter dated October 21, 2005 (the “Letter”) from Russell Mancuso, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey H. Burbank, President and Chief Executive Officer of NxStage. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission
October 21, 2005

Amendment No. 3 to Form S-1
Employment Agreement, page 79
1.	With a view toward disclosure, tell us the terms of the July 8, 2005, option grant mentioned on page 80, and any other grants that are material.

Response:	The Company has added disclosure on page 83 of the Registration Statement describing the material terms of all stock option grants to its executive officers since December 31, 2004.
Exhibit 1.1 Form of Underwriting Agreement
2.	We note that the form of underwriting agreement refers to exhibits that have not been filed as part of the agreement. Please re-file this agreement to include these exhibits.

Response:	The Company has re-filed with this Amendment No. 4 the form of underwriting agreement, including exhibits.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Lia Der Marderosian of this firm at (617) 526-6982.
Sincerely,

/s/ Susan W. Murley
Susan W. Murley

cc: (w/encl.)	Mr. Jeffrey H. Burbank
Mr. David N. Gill
Winifred L. Swan, Esq.
Mr. Kevin Casey
Danielle Carbone, Esq.
Mark G. Borden, Esq.
Lia Der Marderosian, Esq.